EXHIBIT 99.1

Leading Advisory Firms ISS and Glass Lewis Support Plan of Arrangement Between NOVADAQ Technologies Inc. and Stryker Corporation

TORONTO, July 24, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ) (“NOVADAQ” or the “Corporation”), is pleased to announce that both Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have recommended that shareholders of NOVADAQ vote FOR the resolution to approve the plan of arrangement (the “Arrangement”) pursuant to which Stryker Corporation has agreed to acquire all of the issued and outstanding shares of NOVADAQ for US$11.75 per share in cash.

ISS and Glass Lewis are widely recognized as leading independent proxy voting and corporate governance advisory firms. Their analysis and recommendations are relied on by many major institutional investment firms, mutual funds, and fiduciaries throughout North America.

ISS stated in making its favourable recommendation, “In light of the attractive premium for shareholders, the certainty of value and liquidity to shareholders due to the all-cash consideration, the company's prospects, and the robust auction process, shareholder approval of this resolution is warranted.”

“We are pleased that both ISS and Glass Lewis support our Board of Directors' recommendation that shareholders support the Arrangement and recommend that NOVADAQ shareholders vote in favour of the Arrangement,” said Rick Mangat, President and Chief Executive Officer of NOVADAQ. “These recommendations reaffirm our confidence in the Arrangement and the immediate value that our shareholders will receive.”

Your vote is very important. Shareholders are urged to vote FOR the Arrangement using the proxy or voting instruction form sent to them in advance of the voting deadline of 10:00 a.m. (Toronto time) on August 2, 2017. The meeting of NOVADAQ shareholders to approve the arrangement is scheduled for 10:00 a.m. (Toronto time) on August 4, 2017 at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, M5L 1B9.

Shareholders are encouraged to read the management information circular of the Company dated July 6, 2017 (the “Circular”) that was previously mailed to shareholders, which is also available online at novadaq.com/investor-resources, www.sedar.com and www.sec.gov/edgar. Shareholders that require assistance in voting or have questions regarding the arrangement are asked to contact the proxy solicitation agent, Shorecrest Group 1-888-637-5789 (toll free) or outside North America at 647-931-7454 (collect) or by email at contact@shorecrestgroup.com.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 250 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA (510)k cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Corporation’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans, objectives of management and the obtaining of NOVADAQ shareholder approval, court, regulatory and other required approvals in connection with the Arrangement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

For more information please contact:

Lynn Pieper Lewis or Leigh Salvo
1-415-937-5404

For shareholder inquiries, please contact: Shorecrest Group

1-888-637-5789 (toll free in North America)
1-647-931-7454 (outside North America)